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10029519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39729

✳ A β
3/5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
 **MM/DD/YY** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___30 BUXTON FARM ROAD,___ ___SUITE 300___
 (No. And Street)

___STAMFORD___ ___CT___ ___06905___
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___SCOTT B. FRISOLI___ ___(203) 322-3377___
 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

___FULVIO & ASSOCIATES, LLP___ ___ATTN: JOHN FULVIO, CPA___
 (Name - *if individual state last, first, middle name*)

___5 West 37th Street, 4th Floor___	___NEW YORK___		___10018___
(Address)	(City)		(Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ SCOTT B. FRISOLI _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ACCESS SECURITIES, INC. _____ , as of

_____ DECEMBER 31, 2009 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT AND CEO
_____
Title

_____
Notary Public

SUSAN F. MALONEY
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACCESS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 23, 2010

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

A S S E T S

Cash	$ 199,953
Investments in securities, at fair value	56,173,397
Receivables from brokers and clearing organizations	5,670,027
Furniture and equipment (net of accumulated depreciation of $1,149,078)	70,616
Security deposit and other receivables	40,969
Other assets	10,000
TOTAL ASSETS	$ 62,164,962

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 3,847,825
Investments in securities sold short, at fair value	45,075,397
Total Liabilities	48,923,222
Shareholders' Equity:	
Common Stock – No Par Value, 1,000 shares authorized,	
1,000 shares issued and outstanding	12,703,022
Retained earnings	538,718
Total Shareholders' Equity	13,241,740
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 62,164,962

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is registered with the National Futures Association ("NFA").

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques - Equity Securities: The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

Valuation Techniques - Option Securities: The Company values investments in option securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2 -   INVESTMENTS IN SECURITIES, AT FAIR VALUE

The investments in securities at December 31, 2009 consisted of equity and option securities. These securities were priced using a Level 1 inputs. See Note 1 for a definition and discussion of the Company's policies regarding the use of the fair value hierarchy in accordance with ASC 820.

NOTE 3 -   INVESTMENTS IN SECURITIES SOLD SHORT, AT FAIR VALUE

The investments in securities sold short at December 31, 2009 consisted of equity and option securities. These securities were priced using a Level 1 inputs. See Note 1 for a definition and discussion of the Company's policies regarding the use of the fair value hierarchy in accordance with ASC 820.

NOTE 4 -   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the shareholders on their individual tax returns.

The Company does business in various states and is liable for minimum taxes in those states.

ACCESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009
(continued)

NOTE 5 -   NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. At December 31, 2009 the Company had net capital of $5,706,549, which was $5,269,049 in excess of its required net capital of $437,500.

The Company is also subject to the net capital rule per regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2009 the Company had net capital of $5,706,549, which was $5,269,049 in excess of its required net capital of $437,500.

NOTE 6 -   COMMITMENTS

The Company amended both operating leases for office facilities at 30 Buxton Farms Road, in Stamford, Connecticut on October 16, 2007. The lease amendments became effective on April 1, 2009 and will expire on March 31, 2013. The leases are subject to escalations for the increases in the Company's pro rata share of share of real estate taxes and other operating expenses.

At December 31, 2009, future minimum rental payments were as follows:

Year	Amount
2010	361,545
2011	373,680
2012	386,060
2013	97,294
Total	$ 1,218,579

Total rent expense for the year ended December 31, 2009 was $563,162.

NOTE 7 -   SUBSEQUENT EVENTS

On January 1, 2010, the Company re-organized into a limited liability company.